SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2008
Commission file number: 001-31225
EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2008 and 2007
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits, as of December 31, 2008 and 2007	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3
Notes to Financial Statements for the Years Ended December 31, 2008 and 2007	4-11

SUPPLEMENTAL SCHEDULE:
Schedule H, line 4i — Schedule of Assets Held for Investment Purposes, December 31, 2008	12
Schedule H, line 4a — Schedule of Delinquent Contributions, December 31, 2008	13

NOTE:	The accompanying financial statements have been prepared for the purpose of filing DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the ones listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees
and the EnPro Industries, Inc. Benefits Committee:
We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) as of and for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.
/s/ Greer & Walker, LLP
Charlotte, North Carolina
June 25, 2009

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:

Cash	$16,188

Investments, at fair value	$109,286,555	$145,762,142

Receivables:
Participant contributions	61,936
Employer contributions	49,236	7,823

Total receivables	111,172	7,823

Accrued income and other	81,781	59,055

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	109,495,696	145,829,020

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	1,119,051	(55,247)

NET ASSETS AVAILABLE FOR BENEFITS	$110,614,747	$145,773,773

See notes to financial statements.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:
Additions to net assets attributed to:
Net appreciation (depreciation):
Net depreciation in investments	$(42,767,656)	$(1,476,351)
Interest and dividend income	4,080,005	8,754,402

Net appreciation (depreciation) in investments	(38,687,651)	7,278,051

Contributions:
Participants	7,158,607	6,646,574
Employer	5,451,859	4,916,045
Rollovers	737,580	681,196

Total contributions	13,348,046	12,243,815

Total additions, net	(25,339,605)	19,521,866

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	10,825,210	10,778,644
Fees and commissions	93,264	82,583

Total deductions	10,918,474	10,861,227

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(36,258,079)	8,660,639

TRANSFER OF ASSETS	1,099,053	108,338

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	145,773,773	137,004,796

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$110,614,747	$145,773,773

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees of (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Regular full-time, salaried employees of the Company as defined by the Plan document are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Salaried Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Salaried Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions — Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. The Company matches 100% of employee contributions up to 6% of base pay per payroll period. The Company also elected to contribute an additional 2% contribution for employees hired after January 1, 2006. Effective January 1, 2007, the Company also elected to contribute an additional 2% contribution for employees who were less than the designated age specified in the plan document or who opted out of the plan. Effective June 1, 2007, the Company amended the Plan to add a Roth feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options — Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting — Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in an additional 2% Company contribution for employees who do not participate in the plan is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

Distributions — Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participants’ vested account in a lump-sum. Distributions made from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.

Participant Loans — Participants may borrow from their account balances with interest charged at a rate equal to the “prime rate” plus 1%, which remains in effect for the duration of the loan. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance. The loans are secured by the balance in the participants’ account. Principal and interest are paid ratably through payroll deductions. Participants may only take out one loan during any 12 month period and may only have two loans outstanding at any time. As of December 31, 2008 and 2007, the Plan had loans receivable from participants with principal balances totaling $2,720,721 and $2,736,801, respectively, which are included with investments in the accompanying Statements of Net Assets Available for Benefits.

Participant Investment Rollovers — Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, except that accumulated benefits paid to the Plan participants are recorded on the cash basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Accounting Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition — At December 31, 2008 and 2007, the Plan’s investments were held in the Salaried Trust, which is part of a collective trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Salaried Trust are stated at fair value. The asset value of the EnPro Company Stock Fund is derived from the value of the Company’s common stock. The net appreciation (depreciation) in investments includes realized and unrealized gains and losses on the investments held by the Plan. Loans to participants are valued at their outstanding balance, which approximates fair value. Purchases and sales of investments are recorded on a settlement date basis. Interest income is accrued as it is earned and dividends are recorded as of the ex-dividend date. The Plan’s interest in the collective trust is valued based on information reported by Schwab using the audited financial statements of the collective trust as of year end.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

As described in Financial Accounting Standards Board Staff Position, FSP, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits for a defined contribution plan attributable to fully benefit responsive investment contacts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in investments.

The change in net unrealized appreciation (depreciation) of investments held from the beginning of the plan year to the end of the plan year is included with realized gains/losses as net investment income/loss reported in the accompanying Statements of Changes in Net Assets Available for Benefits.

Contributions — Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.

Benefits — Benefits are recorded when paid.

Expenses — Certain of the Plan’s administrative expenses are paid by the Company. Other expenses such as legal and accounting are paid from Plan, assets and deducted from participant accounts in accordance with the plan document.

Reclassifications — Certain amounts from the 2007 financial statements have been reclassified to conform with the current year presentation. Such changes had no effect on the net assets available for benefits or the changes in net assets available for benefits.

3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab. All investment information disclosed in the accompanying financial statements and supplemental schedules, including investments held, and net investment income and interest and dividends, was obtained or derived from information supplied to the plan administrator by Schwab for the years ended December 31, 2008 and 2007.

The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007

Schwab Stable Value Fund	$23,050,566	$20,516,988
Dodge & Cox Stock Fund	$6,872,851	$13,956,925
Europacific Growth R4	$7,085,638	*
Hartford Capital Appreciation A	$8,322,121	*
Laudus International Market Masters Select	*	$14,272,913
PIMCO Total Return	$17,272,034	$15,282,914
Schwab Institutional Select S&P 500	*	$8,331,801
Growth Fund of America A	*	$7,407,429
T Rowe Price Mid-Cap Growth	$5,572,498	$8,308,471

*	Does not represent 5% or more of the Plan’s net assets available in each investment for respective year.

     Net appreciation (depreciation) in investments for the years ended December 31, 2008 and 2007 for the Salaried Trust is as follows:

	2008	2007

Interest and dividends	$4,080,005	$8,754,402
Net appreciation (depreciation) of common stock	(1,421,998)	(412,955)
Net appreciation of common/collective trusts	(2,976,583)	1,369,425
Net appreciation (depreciation) in PCRA accounts	(2,574,368)	45,411
Net appreciation (depreciation) of registered investment co’s	(35,794,707)	(2,478,232)

Net appreciation in investments	$(38,687,651)	$7,278,051

4.	FAIR VALUE MEASUREMENTS

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the plan at year end.
Common collective trusts: Valued at the net asset share/unit reported at the close of business every day.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
Self directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$67,394,975			$67,394,975
Money market funds	3,115			3,115
Common stock	3,701,700			3,701,700
Self-directed accts	2,279,136			2,279,136
Collective trust		$33,186,908		33,186,908
Participant loans			$2,720,721	2,720,721

Total assets fair value	$73,378,926	$33,186,908	$2,720,721	$109,286,555

Level 3 Gains and Losses
The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.
Level 3 Assets
Year Ended December 31, 2008

Participant
Loans

Balance, beginning of year	$2,736,801
Purchases, sales, issuances and settlements (net)	(16,080)

Balance, end of year	$2,720,721

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

6.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the accompanying financial statements at contract value	$110,614,747	$145,773,773
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,119,051)	55,247
Rounding		(1)

Net assets available for benefits per the Form 5500	$109,495,696	$145,829,019

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007

Change in net assets available for benefits per the accompanying financial statements	$(36,258,079)	$8,768,977
Other		2,155
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(55,247)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,119,051)	(55,247)
Rounding	1

Change in net assets available for benefits per the Form 5500	$(37,432,376)	$8,715,885

10.	DELINQUENT CONTRIBUTIONS

During 2008, the Company failed to remit certain employee deferrals to the Plan aggregating $4,902. These deferrals are included in the Plan’s receivables at December 31, 2008. The Company remitted the delinquent contributions subsequent to the Plan’s year end. The Company is computing the lost earnings on these 2008 deposits and will make a contribution for lost earnings to the Plan.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2008
EIN: 01-0573945 — PLAN NUMBER: 004

(a)	(b)	(c)	(d)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date	Current
interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

*	Schwab U.S. Treasury Money Fund	Money Market	3,115
*	EnPro Company Stock Fund	Common Stock	3,701,700
*	Schwab Stable Value Fund	Common/collective trust	23,050,566
	Personal Choice Retirement Account	Self directed brokerage account	2,279,136
	Dodge & Cox Stock Fund	Registered investment company	6,872,851
	Growth Fund of America A	Registered investment company	5,178,183
	PIMCO Total Return	Registered investment company	17,272,034
*	Schwab Institutional Select S&P 500	Registered investment company	5,381,960
*	T Rowe Price Mid-Cap Growth	Registered investment company	5,572,498
	Van Kampen Equity and Income	Registered investment company	4,327,159
*	Schwab Managed Retirement 2010 CL III	Common/collective trust	2,435,565
*	Schwab Managed Retirement 2020 CL III	Common/collective trust	2,809,119
*	Schwab Managed Retirement 2030 CL III	Common/collective trust	3,037,715
*	Schwab Managed Retirement 2040 CL III	Common/collective trust	1,576,095
*	Schwab Managed Retirement 2050 CL III	Common/collective trust	85,311
*	Schwab Managed Retirement Income III	Common/collective trust	70,595
	Wells Fargo Stable Value C	Common/collective trust	121,942
	BlackRock Global Allocation I	Registered investment company	225,290
	Columbia Small Cap Value II Z	Registered investment company	3,670,594
	Europacific Growth R4	Registered investment company	7,085,638
	Hartford Capital Apprec A	Registered investment company	8,322,121
	Riversource Midcap Val R5	Registered investment company	2,928,613
	Royce Value Plus Instl	Registered investment company	558,034
	Participant loans	Interest rate 5% to 10.50%	2,720,721

			$109,286,555

*	Party-in-interest transaction, not a prohibited transaction.
See report of independent registered public accounting firm.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT CONTRIBUTIONS
AS OF DECEMBER 31, 2008           EIN: 01-0573945           PLAN NUMBER: 004

Participant	Total That Constitute Nonexempt Prohibited Transactions			Total Fully
Contributions	Contributions	Contributions	Contributions	Corrected
Transferred Late	Not	Collected Outside of	Pending Correction	Under VFCP and
To The Plan	Corrected	VFCP	In VFCP	PTFE 2002-51
$4,902		$4,902
See report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
By:	ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert McKinney
Robert McKinney
Vice President, Human Resources

Date: June 25, 2009

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Greer & Walker, LLP